FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2023 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €2,571 million driven by a 13% increase in income Excluding the impact of the temporary levy in Spain, which was accounted for in full for 2023 during the first quarter, attributable profit was €2,795million, up 10% TNAV per share plus cash dividend per share: +5% quarter-on-quarter Return on tangible equity (RoTE): 14.4%, or 15.3% if the levy impact was distributed evenly across the year, on track to meet the full-year target Fully-loaded CET1: 12.2% after accruing for the increased 50% payout ratio1 Madrid, 25 April 2023 - PRESS RELEASE • Customer activity was solid in the first quarter as the bank added nine million customers year-on-year (yoy). Loans and deposits grew by 3% and 6% respectively in the same period in constant euros (i.e., excluding currency movements), supporting solid growth in net interest income (+14% on the same basis), boosted by Europe and North America. • Fee income was up 7% yoy in constant euros, with particularly good growth in payments, Santander CIB, and Wealth Management and Insurance - reflecting the strength of the group’s global and network businesses, which together represent 43% of fee income and 39% of total income. • The group’s efficiency ratio improved further to 44.1% as growth in income outpaced growth in operating expenses, despite inflationary pressures and investments in technology and digitalization. • Credit quality remained solid. While loan-loss provisions were up yoy, mainly due to the normalization in provisions in the US as highlighted in previous quarters, provisions fell 3% in constant euros compared to Q4 2022 and cost of risk remained low at 1.05% - below the bank target for the year (less than 1.2%). • The recent AGM approved a final cash dividend against 2022 of 5.95 euro cents per share, payable from 2 May 2023, meaning the total cash dividend charged against 2022 is up 18% versus the previous year at 11.78 euro cents. The board has approved a new remuneration policy, increasing payout from 40% to 50% of attributable profit1 in 2023. • The bank remains on track to meet the 2023 targets outlined in February, including: double-digit income growth; RoTE above 15%; cost-to-income ratio of 44-45%; fully-loaded CET1 above 12%, and cost of risk below 1.2%. Ana Botín, Banco Santander executive chair, said: “It has been a strong start for the year with income 13% higher than last year driven by growth in customers and volumes, with lending and deposits up 3% and 6%, respectively. Double-digit income growth, improved efficiency and robust credit quality drove our return on tangible equity to 14.4%, up from 13.4% in 2022, while our balance sheet remains rock solid. We are progressing well in our simplification and commercial transformation, and the increasing value of the group is again evident in our results, with 39% of total income coming from our global and network businesses. 1 The target payout will be approximately 50% of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split approximately 50% in cash dividends and 50% in share buybacks. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 76) of the financial report at CNMV and santander.com.

Despite recent volatility, we are on track to meet our 2023 targets, achieving 5% increase in tangible net asset value per share plus cash dividend per share since the start of the year. Our teams remain focused on supporting customers and continuing to create value for shareholders."

Underlying income statement(*)

EUR million

	Q1'23	Q1'23 vs Q1'22	Q1'23 vs Q1'22 (ex FX, i.e., constant euros)
Total income	13,935	+13%	+12%
Operating expenses	-6,145	+11%	+11%
Net operating income	7,790	+15%	+13%
Net loan-loss provisions	-2,873	+37%	+33%
Profit before tax	4,095	-2%	-4%
Attributable profit	**2,571**	**+1%**	**-1%**
Attributable profit (excluding temporary levy in Spain)	2,795	+10%	+8%

(*)Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 76) of the financial report at CNMV and santander.com. Summary of statutory figures on page 7 of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated.

Banco Santander achieved an **attributable profit** of €2,571 million in the first quarter of 2023, up 1% in current euros versus the same period of 2022, supported by strong growth in customer activity, robust asset quality, and good cost control.

The full-year impact of the temporary levy in Spain was recorded in the first quarter (€224 million). Excluding this impact, attributable profit would be €2,795 million, up 8% (+10% in current euros).

The group continued to grow its **customer** base, adding nine million customers in the last 12 months, taking the total to 161 million. Customer funds grew 5% to €1.12 trillion, with good growth in **deposits** (+6%) in all regions, supported by individuals and Corporate and Investment Banking (Santander CIB). Seasonal draw downs in Santander CIB in January led to a 2% decrease in deposits since the end of last year; however, deposit volumes increased again from February, reflecting positive business trends.

Total **loans** increased 3%, with mortgages and consumer lending up 2% and 9%, respectively. The bank's loan book remains well diversified across both business lines (mortgages, companies, auto, CIB) and geographies.

Santander's ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in **customer satisfaction** in eight countries based on net-promoter score (NPS) rankings. The group continues to make progress on simplifying its product offering and accelerate its digital transformation to offer better services to customers and build a digital bank with branches.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 Growth in customer activity supported a 14% increase in net interest income (+15% in current euros), with particularly strong growth in Portugal (+54%), Poland (+47%), Spain (+46%), and the UK and Mexico (+14%). In South America, double-digit increases in volumes and higher interest rates were not reflected in net interest income growth in some countries yet due to the negative sensitivity to rate increases in Brazil and Chile. Santander is well positioned to continue to benefit from higher interest rates. The bank’s global businesses (Santander CIB and Wealth Management & Insurance) together with its auto and payments capabilities generated greater activity in the whole group, supporting net fee income growth of 7% (+8% in current euros) to €3,043 million. The group’s global and network businesses, CIB, Wealth, PagoNxt and the auto business together represent 43% of total fee income and 39% of total income. Net fee income increased 3% quarter on quarter. Net interest income and net fee income accounted for 95% of the group’s total income, reflecting the quality of earnings. In total, income grew 12% (+13% in current euros) to €13,935 million - in line with the bank’s double-digit income growth target in constant euros. This, combined with the ongoing improvements in efficiency, resulted in a pre- provision profit (net operating income) of €7,790 million, up 13% (+15 in current euros). The sharp increase in inflation led to an overall rise in costs (+11%). However, in real terms, costs fell by 1% as the bank continued to improve productivity and manage costs. As income grew faster than costs, the cost-to-income ratio was improved by 90 basis points to 44.1% during the first quarter, placing Santander among the most efficient banks in its peer group. The bank’s balance sheet remains robust, with the non-performing loan (NPL) ratio standing at 3.05%, down 21 basis points year-on-year and three basis points since last December thanks to the positive performance in Europe, Mexico and Digital Consumer Bank, while the coverage ratio stood at 68%. Cost of risk increased six basis points in the quarter to 1.05%, below the bank’s target for the year (less than 1.2%). Loan-loss provisions fell during the quarter by 3%, but were up 33% compared to March 2022, due to the ongoing normalization in the US, greater coverage of the Swiss franc mortgage portfolio in Poland and increased provisioning in Brazil because of the growth in the credit portfolio. The strength of results was reflected across the group’s key profitability metrics, with the return on tangible equity (RoTE) at 14.4%. If the impact of the levy were to be distributed across the year (i.e., €56 million per quarter), RoTE in the first quarter would be 15.3%, on track to meet the full-year target (above 15%). Earnings per share (EPS) was €0.15, up 11% compared to 2022 quarterly average. Tangible net asset value (TNAV) per share at the end of the first quarter was €4.41. Including the final cash dividend paid against 2022, TNAV per share plus cash dividend per share was 5% higher than the previous quarter. At the end of the first quarter, the group liquidity coverage ratio (LCR), which measures liquid assets versus expected short-term cash outflows in a stress scenario, was 152%, while the net stable funding ratio (NSFR), which measures the level of stable funding a bank holds to cover loans with maturities over a year, was 120% - both well above minimum regulatory requirements. As of March 2023, the liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded €300 billion, of which nearly €200 billion was in cash, equivalent to 20% of the bank’s deposit base. In terms of deposit structure, 85% of the bank’s deposits are from individuals or smaller companies and c.80% of deposits from individuals are insured with deposit guarantee schemes. The bank’s fully-loaded CET1 capital ratio stood at 12.2%, in line with the group’s capital target, as the bank maintained strong gross organic capital generation (+24 basis points) and after a charge of 25 basis points for future

Santander

cash dividend payments against 2023 results (10 basis points)[2] and for the impact of the second 2022 share buyback programme (15 basis points). There were other positive impacts to the capital ratio (regulatory, markets).

Banco Santander's recent annual general meeting (AGM) approved a **final cash dividend** against 2022 results of 5.95 euro cents per share, payable from 2 May 2023, meaning the total cash dividend charged to 2022 is up 18% versus the previous year at 11.78 euro cents per share. The bank also completed two **share buyback programmes** against 2022 earnings for a total amount of €1.9 billion. Since November 2021, Santander has bought back nearly 7% of its outstanding shares.

Including cash dividends and share buybacks, the total shareholder remuneration against 2022 totals €3,842 million, representing approximately 40% of group underlying profit in 2022 and an equivalent yield of over 8%[3]. The board approved a new shareholder remuneration policy, increasing the payout ratio from 40% to 50% of group attributable profit[2] in 2023.

Market summary (Q1 2023 vs Q1 2022)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

The group's geographic and business diversification continues to support consistent, profitable growth, with Europe contributing 42% of attributable profit, South America 28%, North America 22%, and Digital Consumer Bank 8%.

Mar-23	Loans (€ bn)	Deposits (€ bn)	Contribution to Group profit	Profit (€ mn)	RoTE
Europe	566 -2%	599 +3%	42%	1,189 +19%	12.8% +3.1 pp
North America	157 +6%	137 +9%	22%	627 -28%	10.5% -2.1 pp
South America	160 +12%	130 +10%	28%	790 -14%	15.3% -4.6 pp
DCB Digital Consumer Bank	127 +11%	61 +9%	8%	244 -12%	9.9% -2.7 pp
Group	1,015 +3%	928 +6%			

Corporate Centre: Q1'23: -€279mn; Q1'22: -€462mn

Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos and customer deposits excluding repos.

Europe. Attributable profit in the first quarter reached €1,189 million, up 19%, driven by strong net interest income growth. The bank continued to accelerate its business transformation to achieve higher growth in customer activity and income, and a more efficient operating model. Deposits grew 3%, while loans fell 2% due to less demand and early debt prepayments. There were strong efficiency gains as costs grew below inflation, while cost of risk remained stable at 0.42%.

In Spain, attributable profit for the first quarter was €466 million, 28% higher than in the same period last year. Total income was up 26% driven by strong growth in customers (+700,000), net interest income, and net fee income in

[2] See footnote 1.

[3] Per Banco Santander's market capitalization at the end of 2022.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

4

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 payments and wholesale. Deposits increased by 7% to €301 billion, while loans fell 3% as customer repaid debt. Growth in income outpaced inflation driven cost increases leading to a significant improvement in the efficiency ratio which fell 8.3 percentage points to 39.8%. In the UK, attributable profit for the first quarter was €395 million, up 11%. Total income increased 12% driven by strong net interest income growth. The bank’s ongoing simplification and digitalization helped improved efficiency ratio of 49.3%, with 92% of new current accounts opened through digital channels. Customers grew by nearly 200,000 supported by ISA (saving accounts) products. North America. Attributable profit in North America amounted to €627 million, down 28% as the expected normalization in auto provision in the US offset the positive performance in Mexico. Loans in the region increased 6% and deposits rose 9%. Product rationalization and business simplification are on track and beginning to deliver savings. In the US, attributable profit in the first quarter was €300 million, 51% lower than the same period last year largely due to higher funding costs in the auto business and the expected normalization in credit performance. There was strong volume growth, with loans up 7% and customer deposits up 9%, driven by time deposits, both from retail and large corporates (Santander CIB). The integration of the retail and auto franchise is allowing the auto business to be competitive in near-prime and prime lending, which now represent 59% of new lending. In Mexico, attributable profit in the period was €359 million, up 26%. Total income rose 15% supported by net interest income and net fee income thanks to higher volumes and interest rates. The bank strengthened its position in value-added products to increase customer loyalty and attract one million new customers. Loans increased 3% and customer deposits grew by 9%, driven by term deposits on the back of a higher interest rate environment. South America. Attributable profit fell 14% to €790 million mainly due to higher provisions and an increase in costs due to inflation. The bank continued to increase connectivity across the region and executing the digital agenda to improve efficiency and profitability. Santander added more than six million customers to nearly 71 million in the region, thanks to strong growth in Brazil, while strengthening risk and cost management models. Thanks to this, loans and deposits in the region experienced double-digit growth. In Brazil, attributable profit was €469 million, 29% lower as very strong customer growth (+6 million) and good performance in net fee income were offset by an increase in costs driven by inflation, and a fall in net interest income (-6%) due to the negative rate sensitivity and a shift in the bank’s loan mix toward higher quality assets. Provisions increased 16% year-on-year, however they were down 14% since December, reflecting the improvements in asset quality. Deposits rose 9% and loans grew by 10%. Digital Consumer Bank. Digital Consumer Bank, which includes Santander Consumer Finance (SCF) and Openbank businesses, achieved an attributable profit of €244 million, down 12%, affected by the normalization of provisions and the temporary levy in Spain. Cost of risk remained low, however, at 0.48%. Strategic alliances, leasing and subscription services led to an increase in new lending (+7%). The largest markets by profit contribution were Germany (€61 million), the UK (€53 million), the Nordic countries (€49 million) and France (€39 million). Openbank, the largest 100% digital bank in Europe by deposits, continued to increase customer loyalty and engagement, and reached two million customers for the first time at the end of the quarter. The business is currently active in Spain, the Netherlands, Germany, Portugal and Argentina, with plans to expand further across Europe and the Americas.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 The secondary segments4, which include the global businesses Santander CIB, Wealth Management & Insurance and PagoNxt, had another solid quarter, demonstrating the value of the group’s global and cross border network. Santander CIB grew attributable profit by 30% to €976 million, driven by double-digit income growth across core businesses, notably Global Transactional Banking, Global Debt Finance and Markets. The business continued to make headway in strengthening its position as a strategic advisor of choice, leveraging strengths in specialized value-added products and services, including energy transition and the digital transformation. Wealth Management & Insurance. The group’s private banking, asset management and insurance businesses also delivered a very strong set of results. Attributable profit in the first quarter increased 62% to €377 million. Total income increased 43% reflecting improved margins and net fee income. PagoNxt, which brings together Santander’s most innovative payments businesses, increased total income by 41% to €244 million, driven by growth in business activity and volumes across regions, especially in the merchant (Getnet) and trade businesses (Ebury). About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of March was over €56 billion. It has firm roots in ten core markets in Europe and the Americas, with nearly four million shareholders and 210,000 employees who serve 161 million customers. 4 More information in the financial report, available at santander.com.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023, as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2023 Financial Report, published on 25 April 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance- related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) uncertainty over the scope of actions that

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this docment should be taken as a profit and loss forecast. Third Party Information In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 April 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer